Exhibit 99.2

FIRST AMENDMENT

TO CREDIT AND GUARANTY AGREEMENT

This FIRST AMENDMENT TO CREDIT AND GUARANTY AGREEMENT, dated as of April __, 2013 (this “Amendment”), is entered into by and between ALCATEL-LUCENT USA INC., a Delaware corporation (the “Borrower”), and CREDIT SUISSE AG, as administrative agent for the Lenders (in such capacity, including any successor thereto in such capacity, the “Administrative Agent”), and acknowledged and agreed to by ALCATEL-LUCENT HOLDINGS INC., a Delaware corporation (“Holdings”) and CREDIT SUISSE AG, as collateral agent for the Secured Parties (in such capacity, including any successor thereto in such capacity, the “Collateral Agent”). Capitalized terms used but not defined herein shall have the meanings assigned to such terms in the Credit Agreement referred to below.

W I T N E S S E TH:

WHEREAS, the Borrower, Holdings, Alcatel Lucent, a société anonyme incorporated under the laws of France (“Parent”), the Subsidiary Guarantors time to time party hereto, the Lenders from time to time party hereto, the Administrative Agent, the Collateral Agent and the other Agents party thereto previously entered into the Credit and Guaranty Agreement, dated as of January 30, 2013 (the “Existing Credit Agreement,” and as amended, restated, amended and restated, supplemented, waived or otherwise modified by this Amendment and as the same may be amended, restated, amended and restated, supplemented, waived or otherwise modified from time to time, the “Credit Agreement”);

WHEREAS, pursuant to and in accordance with Section 10.08 of the Existing Credit Agreement, in order to correct an inconsistency in the Existing Credit Agreement, the Borrower has requested that the Administrative Agent agree to amend certain provisions of the Existing Credit Agreement as set forth in this Amendment;

NOW, THEREFORE, for good and valuable consideration, the receipt and sufficiency of which hereby are acknowledged, the parties hereto hereby agree as follows:

ARTICLE I.

AMENDMENTS TO EXISTING CREDIT AGREEMENT

SECTION 1.01 Amendments to Existing Credit Agreement. Subject to the satisfaction of the conditions set forth in Section 2.01 below, Section 10.20 of the Existing Credit Agreement is hereby amended and restated in its entirety as follows:

“SECTION 10.20 Collateral Agent as Creditor – Parallel Debt. (a) Each of the Secured Parties agrees, and Parent and each other Loan Party (provided that for the purposes of this Section 10.20, “Loan Party” shall also include Stratus World Trade Corporation) acknowledges by way of an abstract acknowledgement of debt (the “Acknowledgement of Parallel Debt”), that each and every Obligation (i) of any such Loan Party (and any of its successors pursuant to this Agreement) under this Agreement, the other Loan Documents and the Secured Hedging Agreements, and (ii) of the

Borrower, Holdings or any German Loan Party consisting of Designated L/C Facility Obligations owing by it shall in each case also be owing by it in full to the Collateral Agent (and each of the latter’s successors under this Agreement), and that accordingly the Collateral Agent will have its own separate and independent claim to receive payment and its own independent right to demand performance by such Loan Party of those relevant obligations. The payment undertaking of each Loan Party to the Collateral Agent under its Acknowledgement of Parallel Debt is irrevocable and unconditional. The Collateral Agent undertakes towards the relevant Loan Party that in case of any discharge of any such Obligation owing to an Agent or a Secured Party, it will, to the same extent, not make a claim against that Loan Party under the Acknowledgement of Parallel Debt at any time. For the avoidance of doubt, the relevant Loan Party shall have all defenses against claims of the Collateral Agent hereunder as it has against the primary obligation. The obligations under the Acknowledgement of Parallel Debt will be payable in the currency or currencies of each primary obligation and shall be due and payable at the same time as the primary obligation. An Event of Default in respect of the primary obligation shall constitute a default (verzuim) within the meaning of section 3:248 of the Dutch Civil Code with respect to the obligations under the Acknowledgement of Parallel Debt without any notice being required. Where and to the extent the obligations of a Loan Party under the Acknowledgement of Parallel Debt have been irrevocably paid or discharged, the corresponding Obligations of that Loan Party to any Secured Party under any Loan Document or any Secured Hedging Agreement or any Designated L/C Facility Obligations shall be decreased to the same extent (provided that such decrease of Designated L/C Facility Obligations shall only occur in case the obligations of a Loan Party under the Acknowledgement of Parallel Debt have been paid or discharged following an enforcement of Shared Collateral) and where the Obligations of a Loan Party under the Loan Documents or Secured Hedging Agreements or Designated L/C Facility Obligations have been irrevocably paid or discharged, the corresponding obligations of a Loan Party under the Acknowledgement of Parallel Debt shall be irrevocably decreased or discharged to the same extent.

(b) Without limiting or affecting the Collateral Agent’s rights against any Loan Party (whether hereunder or under any other provision of the Loan Documents, the Secured Hedging Agreements or the Designated L/C Facility Obligations), the Agent agrees with each other Secured Party (on a several and divided basis) that, subject as set out in the next sentence, it will not exercise its rights under the Acknowledgement of Parallel Debt in relation to a Secured Party except with the consent of the relevant Secured Party. However, for the avoidance of doubt, nothing in the previous sentence shall in any way limit the Collateral Agent’s right to act in the protection or preservation of rights under or to enforce any Security Document as contemplated by this Agreement, the relevant Security Document, any other Loan Document (or to do any act reasonably incidental to the foregoing), any Secured Hedging Agreement or any Designated L/C Facility Obligation. Each Lender and each Agent (for itself and not on behalf of any Lender or any other Secured Party) hereby notifies each Loan Party and each other Person providing security for the Obligations that pursuant to the requirements of the Patriot Act, it is required to obtain, verify and record information that identifies each Loan Party and each such other Person, which information includes the name and address of each Loan Party and each such other Person and other information that will allow such Lender or Agent, as applicable, to identify each Loan Party and each such other Person in accordance with the Patriot Act.”

ARTICLE II.

EFFECTIVENESS

SECTION 2.01 Conditions of Effectiveness. This Amendment shall become effective on the date of this Amendment upon receipt by the Administrative Agent of duly executed and delivered counterparts of this Amendment that, when taken together, bear the signatures of the Borrower, the Administrative Agent and the Collateral Agent (such date, the “First Amendment Effective Date”).

ARTICLE III.

MISCELLANEOUS

SECTION 3.01 Representations and Warranties. Each of the Borrower and Holdings represents and warrants that this Amendment has been duly authorized, executed and delivered by it, and each of this Amendment and the Credit Agreement and, subject to the Legal Reservations (if and to the extent applicable), constitutes a legal, valid and binding obligation of such Loan Party, enforceable against such Loan Party in accordance with its terms, in each case subject to the Legal Reservations (if and to the extent applicable) and applicable bankruptcy, insolvency, reorganization, moratorium or other similar laws affecting creditors’ rights generally and subject to general principles of equity, regardless of whether considered in a proceeding in equity or at law.

SECTION 3.02 Loan Document Pursuant to Existing Credit Agreement. This Amendment is a Loan Document executed pursuant to, and in accordance with, the Existing Credit Agreement and shall (unless otherwise expressly indicated therein) be construed, administered and applied in accordance with all of the terms and provisions of the Credit Agreement, including Article X thereof. The provisions of Sections 10.11, 10.15, 10.19 and 10.21 of the Credit Agreement are hereby incorporated by reference, mutatis mutandis, and shall apply with like effect to this Amendment as if fully set forth herein.

SECTION 3.03 Successors and Assigns. This Amendment shall be binding upon and inure to the benefit of the parties hereto and their respective successors and assigns.

SECTION 3.04 Severability. In the event any one or more of the provisions contained in this Amendment should be held invalid, illegal or unenforceable in any respect, the validity, legality and enforceability of the remaining provisions contained herein shall not in any way be affected or impaired thereby (it being understood that the invalidity of a particular provision in a particular jurisdiction shall not in and of itself affect the validity of such provision in any other jurisdiction). The parties shall endeavor in good-faith negotiations to replace the invalid, illegal or unenforceable provisions with valid provisions the economic effect of which comes as close as possible to that of the invalid, illegal or unenforceable provisions.

SECTION 3.05 Counterparts. This Amendment may be executed in counterparts (and by different parties hereto on different counterparts), each of which shall constitute an original but all of which when taken together shall constitute a single contract, and shall become effective as provided in Section 2.01 above. Delivery of an executed signature page to this Amendment by facsimile transmission or in electronic (e.g., “pdf” or “tif”) format shall be as effective as delivery of a manually signed counterpart of this Amendment.

SECTION 3.06 Applicable Law. THIS AMENDMENT AND THE RIGHTS AND OBLIGATIONS OF THE PARTIES HEREUNDER (INCLUDING, WITHOUT LIMITATION, ANY CLAIM, CONTROVERSY, DISPUTE OR CAUSE OF ACTION, WHETHER SOUNDING IN CONTRACT LAW OR TORT LAW OR OTHERWISE, BASED UPON, ARISING OUT OF OR RELATING TO THE SUBJECT MATTER HEREOF AND ANY DETERMINATIONS WITH RESPECT TO POST-JUDGMENT INTEREST) SHALL BE GOVERNED BY, AND SHALL BE CONSTRUED AND ENFORCED IN ACCORDANCE WITH, THE LAWS OF THE STATE OF NEW YORK WITHOUT REGARD TO CONFLICT OF LAWS PRINCIPLES THEREOF THAT WOULD RESULT IN THE APPLICATION OF ANY LAW OTHER THAN THE LAW OF THE STATE OF NEW YORK.

SECTION 3.07 Full Force and Effect; Limited Amendment.

(a) Except as expressly set forth herein, this Amendment shall not by implication or otherwise limit, impair, constitute a waiver of or otherwise affect the rights and remedies of any Agent, any Lender or any other Secured Party under the Credit Agreement or any other Loan Document, and shall not alter, modify, amend or in any way affect any of the Obligations or any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other provision of the Credit Agreement or of any other Loan Document, all of which are ratified and affirmed in all respects and shall continue in full force and effect. Nothing herein shall be deemed to entitle any Loan Party to a consent to, or a waiver, amendment, modification or other change of, any of the Obligations or any of the terms, conditions, obligations, covenants or agreements contained in the Credit Agreement or any other Loan Document in similar or different circumstances.

(b) On the First Amendment Effective Date, the Existing Credit Agreement shall be amended as provided herein. On and after the First Amendment Effective Date, each reference in the Credit Agreement to “this Agreement”, “hereunder”, “hereof”, “herein” or words of like import referring to the Credit Agreement, and each reference in the other Loan Documents to the “Credit Agreement”, “thereunder”, “thereof” or words of like import referring to the Credit Agreement shall mean and be a reference to the Credit Agreement as amended by this Amendment. The parties hereto acknowledge and agree that: (i) this Amendment and any other Loan Documents executed and delivered in connection herewith do not constitute a novation, or termination of the “Obligations” or the “Secured Obligations” (as defined in the applicable Loan Documents) as in effect prior to the First Amendment Effective Date; (ii) such “Obligations” and “Secured Obligations” are in all respects continuing with only the terms thereof being modified to the extent provided in this Amendment; and (iii) the Guaranties and the Liens and security interests as granted under the Loan Documents securing payment of such “Obligations” and “Secured Obligations” are in all such respects continuing in full force and effect and secure the payments of the “Obligations” and “Secured Obligations”, respectively.

SECTION 3.08 Headings. The headings of this Amendment are for purposes of reference only and shall not limit or otherwise affect the meaning hereof.

SECTION 3.09 Reaffirmation of Obligations. Holdings hereby acknowledges that it has received this Amendment and consents to (a) the amendment of the Existing Credit Agreement effected pursuant to this Amendment, (b) the terms, conditions and other provisions of this Amendment and (c) the transactions contemplated hereby. Each of the Borrower and Holdings hereby confirms and reaffirms its Obligations and further ratifies and reaffirms the validity and enforceability of all of the Liens and security interests heretofore granted, pursuant to and in connection with the Loan Documents, to the Collateral Agent, as collateral security for the Obligations in accordance with their respective terms, and acknowledges that all of such Liens and security interests, and all Collateral heretofore pledged as security for such Obligations, continue to be and remain collateral for such Obligations from and after the date hereof. Each of the Borrower and Holdings hereby restates, ratifies and reaffirms each and every term and condition set forth in the Credit Agreement and the Loan Documents to which it is a party effective as of the date hereof and as modified hereby.

[Signature Pages Follow]

IN WITNESS WHEREOF, the parties hereto have caused this Amendment to be duly executed by their respective officers as of the day and year first above written.

ALCATEL-LUCENT USA INC.

By:
Name:
Title:

First Amendment to Credit and Guaranty Agreement

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Administrative Agent

By:
Name:
Title:

By:
Name:
Title:

First Amendment to Credit and Guaranty Agreement

ACKNOWLEDGED AND AGREED TO BY:

ALCATEL-LUCENT HOLDINGS INC.

By:
Name:
Title:

First Amendment to Credit and Guaranty Agreement

ACKNOWLEDGED AND AGREED TO BY:

CREDIT SUISSE AG, CAYMAN ISLANDS BRANCH, as Collateral Agent

By:
Name:
Title:

By:
Name:
Title:

First Amendment to Credit and Guaranty Agreement